

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

James Bradley
Chief Financial Officer
New Providence Acquisition Corp.
10900 Research Blvd, Ste 160C PMB 1081
Austin, Texas 78759

> **Re: New Providence Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2020**
> **File No. 001-39040**

Dear Mr. Bradley:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Technology


cc: Julian Seiguer, Esq.